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                                                                     Exhibit A5H
Rider -- Guaranteed Option to Increase Specified Amount Agreement


The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Guaranteed Option to Increase the Specified Amount described below. Penn Mutual also agrees to provide all of the other benefits stated in this agreement.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Guaranteed Option to Increase Specified Amount--The Owner will have the option to increase the Specified Amount under this policy without evidence of insurability. The option may be exercised, while this agreement is in force, as of any of the Regular Option Dates or as of any Alternate Option Date. The Regular Option Dates are the anniversaries of this policy on which the Insured's age nearest birthday is 22, 25, 28, 31, 34, 37 and 40. An Alternate Option Date will be the 90th day following the date on which one of these events occurs:

(1)  The marriage of the Insured.
(2)  The live birth of a child of the Insured.
(3) The legal adoption by the Insured of a child who is less than 18 years of age.

In the case of a multiple birth or adoption, there will be an Alternate Option Date for each child born or adopted.

Option Amount--The amount that the Specified Amount may be increased by each exercise of this option will, except as stated below, be the Option Amount shown on Page 3.

The Option Amount is subject to reduction as follows:

(1) If this option is exercised as of an Alternate Option Date, the Option Amount on the next Regular Option Date will be reduced by the amount that the Specified Amount is increased by exercise of this option as of such Alternate Option Date.
(2) If the amount that the Specified Amount is increased by exercise of this option as of an Alternate Option Date is in excess of the Option Amount on the next Regular Option Date, the excess will be used to reduce the Option Amount on succeeding Regular Option Dates.
(3) If the total of the Option Amounts on all of the remaining Regular Option Dates is less than the Option Amount shown on Page 3, the Option Amount available as of any Alternate Option Date will be reduced to such total.

If this option is exercised as of more than one of the Alternate Option Dates which arise from a multiple birth, all such exercises will, for the purpose of reducing the Option Amounts on future Regular Option Dates, be considered as the exercise of this option one time for the Option Amount.

Conditions for Exercise of Option--Each exercise of this option will be subject to the following conditions:

(1) A written application for the increase in the Specified Amount must be made on or before the date as of which this option is exercised.
(2) If the Insured is not the Owner, the written consent of the Insured must be obtained.
(3) If this option is exercised as of an Alternate Option Date, proof of the event which gave rise to such date must be submitted.

If the Owner does not exercise an option, the Insured may exercise it with the Owner's written consent.

The increase in the Specified Amount which results from the exercise of this option will be subject to any limitations of risk which are in this policy. The rate class of the Insured at issue of this agreement will apply to the increase. The effective date of the increase will be the date as of which the option is exercised.

If this policy includes a Disability Waiver of Monthly Deductions benefit, such benefit will apply to the increase in the Specified Amount.

If this policy includes an Accidental Death benefit, such benefit may also be increased upon exercise of this option. The amount by which such benefit may be increased cannot exceed the lesser of:

(a) the amount that the Specified Amount is being increased by exercise of this option; and
(b) the amount of the Accidental Death Benefit in this policy immediately prior to the exercise of this option.

In addition, the total amount of Accidental Death Benefit in force on the Insured in Penn Mutual must not exceed Penn Mutual's then current limits.

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Guaranteed Option to Increase Specified Amount Agreement (continued)


With respect to the increase in the Specified Amount resulting from the exercise of this option, the period stated in the Suicide Exclusion provision and the period of contestability will be computed from the date of issue of this agreement or, if this agreement has been reinstated, the date of reinstatement.

Automatic Term Insurance--Each event which gives rise to an Alternate Option Date will also give rise to a Term Period. Term insurance will be provided on the Insured's life during the Term Period. The amount of term insurance will be equal to the maximum amount of new insurance which could be obtained by exercise of this option as of the Alternate Option Date. If the Insured dies during the Term Period, the amount of term insurance will be included in the Death Benefit of this policy and will be paid as part of that Death Benefit.

A Term Period will begin on the date of the event which gives rise to an Alternate Option Date and will end on the day preceding the Alternate Option Date which results from such event.

Existing Disability--If each of the following conditions is met, Penn Mutual will automatically increase the Specified Amount:

(1) This policy must include a Disability Waiver of Monthly Deductions Benefit.
(2) The Insured must be totally disabled on a Regular Option Date or on an Alternate Option Date.
(3) Monthly Deductions under this policy must be waived as the result of such disability.
(4) The option available as of such date has not been exercised.

The increase in the Specified Amount will be effective as of the Regular Option Date or as of the Alternate Option Date. The increase will be for the largest amount of insurance which could be obtained by exercise of this option as of such date. The Monthly Deductions under this policy will be waived for as long as the Insured continues to be totally disabled.

Cost of Insurance--The Cost of Insurance for the Guaranteed Option to Increase the Specified Amount benefit is determined on a monthly basis. The Cost of Insurance for a policy month is calculated as (a) multiplied by (b), where:

(a) is the Cost of Insurance Rate for this benefit; and
(b) is the Option Amount shown on Page 3.

The Cost of Insurance Rate for this benefit is based on the issue age, sex and rate class of the Insured. Cost of Insurance Rates will be determined by Penn Mutual based on expectations as to future experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

Incontestability--This agreement will be incontest-able after it has been in force during the life of the Insured for two years from its date of issue.

Termination--This agreement will terminate upon:

(a) the anniversary of this policy which is nearest to the Insured's 40th birthday;
(b) any date after which there is no remaining Option Amount available as of a Regular Option Date;
(c)  lapse of this policy;
(d)  the date of the death of the Insured;
(e)  surrender of this policy;
(f)  expiry of this policy; or
(g) the Monthly Anniversary that coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement.

Date of Issue--The date of issue of this agreement is the same as the Date of Issue of this policy unless another date of issue is shown below.

/s/ Robert E. Chappell
    ------------------------
    Robert E. Chappell
    Chairman and
    Chief Executive Officer